Exhibit 99.1

Satellogic Welcomes Kelly Kennedy to Board of Directors

Satellogic also Announces the Retirement of Brad Halverson

New York, NY – September 4, 2024 – Satellogic, a leader in sub-meter resolution Earth Observation data, is pleased to announce the appointment of Kelly Kennedy to its Board of Directors and as chair of the board’s Audit Committee, effective September 3, 2024. Kelly Kennedy, a seasoned financial executive with over 30 years of experience in finance, operations, and strategic growth, brings a wealth of expertise that will be valuable as she helps to guide Satellogic’s leadership team as an independent board member.

Ms. Kennedy is currently serving as Chief Financial Officer for Willow Innovations and has held key financial leadership roles at The Honest Company, Bartell Drug Company, and Annie’s Inc, among others. She also brings valuable board experience from her roles at Vital Farms, RAD Power Bikes, and GoodRx. Ms. Kennedy's deep understanding of the financial services sector, combined with her operational acumen, positions her as a valuable addition to Satellogic’s board.

"We are thrilled to welcome Kelly Kennedy to our Board of Directors," said Emiliano Kargieman, CEO of Satellogic. "Kelly's track record of driving financial performance and strategic growth will be invaluable as we expand our capabilities and continue to deliver unparalleled Earth Observation data to our customers worldwide."

Satellogic is also announcing that Brad Halverson has retired from his position on the Board of Directors and chair of the Audit Committee, effective September 3, 2024. Mr. Halverson, who served as a board member since 2022, brought significant financial and operational leadership to the company, drawing on his extensive experience at Caterpillar Inc., where he served as Group President and Chief Financial Officer. During his tenure at Satellogic, Mr. Halverson provided invaluable insights that helped shape our strategic direction and financial planning.

"We extend our deepest gratitude to Brad for his service and contributions to Satellogic," added Kargieman. "Brad’s leadership and experience have been instrumental in guiding Satellogic through key phases of growth and development. We wish him the best in his future endeavors."

Contacts

Investor Relations:

Ryan Driver, VP of Strategy & Corporate Development

ryan.driver@satellogic.com

Media Relations:

Satellogic

pr@satellogic.com

About Satellogic

Satellogic is the first vertically integrated geospatial analytics company and the only one capable of delivering daily, high-resolution imagery at a massive scale. Satellogic's mission is to democratize access to geospatial data through its cost-effective satellite constellation, helping customers address complex challenges with real-time, actionable insights.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”,  “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s strategies, Satellogic’s future opportunities, and the commercial and governmental applications for Satellogic’s technology. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: ((i) our ability to generate revenue as expected; (ii) our ability to continue as a going concern; (iii) our ability to effectively market and sell our EO services and to convert contracted revenues and our pipeline of potential contracts into actual revenues; (iv) risks related to the Secured Convertible Notes; (v) the potential loss of one or more of our largest customers; (vi) the considerable time and expense related to our sales efforts and the length and unpredictability of our sales cycle; (vii) risks and uncertainties associated with defense-related contracts; (viii) risks related to our pricing structure; (ix) our ability to scale production of our satellites as planned; (x) unforeseen risks, challenges and uncertainties related to our expansion into new business lines; (xi) our dependence on third parties, to transport and launch our satellites into space; (xii) our reliance on third party vendors and manufacturers to build and provide certain satellite components, products, or services; (xiii) our dependence on ground station and cloud-based computing infrastructure operated by third parties for value added services, and any errors, disruption, cybersecurity incidents, performance problems, or failure in their or our operational infrastructure; (xiv) risks related to certain minimum service requirements in our customer contracts; (xv) market acceptance of our EO services and our dependence upon our ability to keep pace with the latest technological advances; (xvi) our ability to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or our ability to successfully integrate acquisitions; (xvii) competition for EO services; (xviii) challenges with international operations or unexpected changes to the regulatory environment in certain markets; (xix) unknown defects or errors in our products; (xx) risk related to the capital-intensive nature of our business and our ability to raise adequate capital to finance our business strategies; (xxi) uncertainties regarding our previously announced and ongoing efforts to reduce operational costs and control spending, including workforce reductions; (xii) uncertainties beyond our control related to the production, launch, commissioning, and/or operation of our satellites and related ground systems, software and analytic technologies; (xxiii) the failure of the market for EO services to achieve the growth potential we expect; (xxiv) risks related to our satellites and related equipment becoming impaired; (xxv) risks related to the failure of our satellites to operate as intended; (xxvi) production and launch delays, launch failures, and damage or destruction to our satellites during launch; (xxvii) significant risks and uncertainties related to our insurance that may not be covered by insurance; and (xxviii) the impact of natural disasters, unusual or prolonged unfavorable weather conditions, epidemic outbreaks, terrorist acts and geopolitical events (including the ongoing conflicts between Russia and Ukraine, in the Gaza Strip and the Red Sea region) on our business and satellite launch schedules. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s Annual Report on Form 20-F and other documents filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic can give no assurance that it will achieve its expectations.